AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

September 10, 2010

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.
Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010 and April 30, 2010, respectively
File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (formerly known as AsiaInfo Holdings, Inc.) (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010 (the “Form 10-K”), and Form 10-K/A for the fiscal year ended December 31, 2009, filed on April 30, 2010 (the “Form 10-K/A”), as set forth in your letter to the Company dated August 26, 2010. For reference purposes, the text of the comments contained in your letter dated August 26, 2010 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.	As previously requested in our prior comment 2, please supplementally provide a breakdown of your days sales outstanding (“DSO”) for fiscal 2008 and 2009 for China Mobile and China Unicom. To the extent that the DSO for either of these customers had significant fluctuations from year-end 2008 to year-end 2009, please explain further the reasons for such fluctuations.

Company Response: As discussed with the Staff, in future filings the Company will include a discussion of significant changes in its days sales outstanding (“DSO”), to the extent such changes have a material impact on DSO. An example of such discussion, based on 2009 data, is as follows:

Our days sales outstanding, or DSO, as of December 31, 2009 was 90 days, as compared to 99 days as of December 31, 2008. The decrease in days sales outstanding from December 31, 2008 to December 31, 2009 was primarily attributable to the decrease in DSO for a particular customer of ours, who we believe experienced an improvement in its financial position as a result of restructuring in the PRC telecommunications industry. When calculating our days sales outstanding, we include both billed and unbilled accounts receivable and we use the net accounts receivable balance for the IBM Arrangement where we act as a sales agent and record revenue on a net basis.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

2.	We note your response to prior comment 5 where you indicate that your response to prior comment 12 included an error and that PCS does in fact include upgrades. However, as indicated in your disclosures on pages 48 and F-13 of your Form 20-F, on January 1, 2009 you extended your PCS services to include unspecified upgrades. Prior to this period, your PCS included only telephone and on-line support and you did not separate such services from your total arrangement fee. Therefore, explain further how you were able to demonstrate that you had an established practice of separately selling PCS, which included unspecified upgrade rights, at January 1, 2009 as your disclosures indicate that you had not previously sold similar PCS services. Also, please clarify whether the 377 “renewal contracts” entered into during fiscal 2009 included upgrade rights and tell us at what point during fiscal 2009 you determined that you were able to establish VSOE of fair value for PCS services.

Company Response: The Company respectfully advises the Staff that, as of January 1, 2009, new contracts for the sale of software products under the Company’s Lenovo-AsiaInfo division gave the customer separately priced post-contract customer support (“PCS”) for a specified term, priced consistently at 2% of the contract amount per year, and the PCS included the right to unspecified upgrades. Prior to January 1, 2009, the PCS had not been separately priced within the contract and the PCS services did not include the right to unspecified upgrades.

For customers who had purchased software products under contracts prior to January 1, 2009, upon the expiration of the PCS term under their original purchase agreement, the Company allowed such customers to purchase PCS for a further period at the same price as that set out in their original agreement (e.g., 2% of the contract amount per year), but upon such renewal the PCS would include the right to unspecified upgrades. Accordingly, a customer who made such a decision paid the same renewal rate as specified in the original agreement but received additional PCS services at the same price.

In addition, by the end of the first quarter of 2009, the Company believed it had appropriate vendor-specific objective evidence of the fair value of PCS in the new contracts because all contracts being entered into specified the availability of renewal at 2% of the original purchase price per year, and it believed it had sufficient evidence that PCS was being purchased on a standalone basis on such terms.

The Company respectfully advises the Staff that the 337 “renewal contracts” referred to in its prior response that were entered into in 2009 all gave the customer the right to unspecified upgrades and were all priced at the renewal rate of 2% of the original purchase price specified in both the original purchase agreement and in the new contracts being entered into by the Company in 2009. Of the 337 such contracts entered into in 2009, 132 were entered into in the first quarter of 2009. The 337 contracts represented approximately 15% of the approximately 2,300 contracts of which the PCS term (as set forth in the original agreement or in a subsequent renewal) expired in 2009. Consequently, the Company believed, by the end of first quarter of 2009, that it had actual evidence that the 2% renewal rate in new contracts was substantive by reference to actual transactions in 2009.

The Company also respectfully advises the Staff that in 2010 up to the date of this letter, the Company has sold 49 standalone PCS renewal contracts at the renewal price specified in the original contract (e.g., 2% of the contract amount per year). That is in relation to 2,200 contracts where the PCS term (as set forth in the original agreement or in a subsequent renewal) has expired in 2010.

3.	In your response to comment 12 in your letter dated June 18, 2010 you indicated that the company believes a 26% margin for PCS services is reasonable considering the fact that most of the PCS services consist of telephone support and do not cover upgrades or enhancements. Considering your current response to comment 5 indicates that PCS does include unspecified upgrade rights, please clarify whether you believe a 26% margin is reasonable and explain further the basis for your conclusions.

Company Response: The Company respectfully advises the Staff that in referring to the 26% gross margin in its letter of June 18, 2010, the Company was only intending to indicate the level of margin on its PCS service historically. Although in 2009 the Company’s PCS began including the cost of making available unspecified upgrades to its PCS customers, the Company does not expect the cost of providing such upgrades, as and when they become available, to be significant.

Note 6. Accounts Receivable, page F-23

4.

We note your response to prior comment 6. You state that you believe it is appropriate to book gross accounts receivable and payables relating to the IBM Agreement because the company collects gross amounts from China Mobile and pays the gross amounts to IBM, and as a practical matter, there are timing differences between cash receipts and payments. Please explain further why a timing difference between the cash receipts and cash payments would support your gross presentation for accounts receivable and accounts payable. Also, as previously requested please cite the specific accounting literature relied upon in determining that gross presentation for your accounts receivables and accounts payables from your IBM arrangements is appropriate. At a minimum, tell us how you determined that the receivable and payable meets the definition of an asset and liability pursuant to the guidance in CON6.

Company Response: The Company respectfully advises the Staff that, under the terms of its sales agent arrangement (the “IBM Arrangement”) with International Business Machines Corporation (“IBM”), the Company is required to pay certain amounts to IBM within 10 days of the receipt from China Mobile of the amount the Company is owed by China Mobile. The Company is therefore not required to immediately remit funds to IBM upon receipt from China Mobile, and as a practical matter the Company does not do so.

The Company further notes that it has a contract with China Mobile under which China Mobile is obligated to pay monies to the Company for sales of IBM products by the Company to China Mobile. Similarly, the Company has a contract with IBM under which the Company is obligated to pay monies to IBM at a determinable date based on sales of IBM’s products to China Mobile. Accordingly, the Company believes there is a separate “asset,” reflected as a receivable that represents the Company’s legal right to economic benefits from China Mobile, and a separate “liability,” reflected as a payable that represents the Company’s legal obligation to sacrifice economic benefits to IBM, as those terms are described in Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” issued by the Financial Accounting Standards Board (“FASB”).

In addition, the Company has considered the guidance under Accounting Standards Codification (“ASC”) Topic 210-20 (formerly FASB Interpretation No. 39) and concluded that the receivables from China Mobile and the payables to IBM do not meet the conditions for offsetting. The Company notes that since the receivable and payable are with different counterparties, the Company would be prohibited from offsetting the receivable and payable amounts under ASC Topic 210-20. Moreover, even if the receivable and the payable were with the same counterparty, the Company believes it would be prohibited from offsetting the receivable and payable amounts under ASC Topic 210-20 because the Company does not have a legal right of set off, nor does it intend to set off, these amounts.

5.	We note from your response to prior comment 7 that you recognize revenue from the IBM arrangements upon customer acceptance, which occurs once IBM’s engineers complete the installation and you receive the customer acceptance report from China Mobile. According to Step 5 (in your response to comment 6) a trial period must also be completed before the last installment condition has been met. Please clarify whether China Mobile has the right to reject the equipment during this trial period and if so, tell us how this additional acceptance provision factors into the timing of your revenue recognition.

Company Response: The Company respectfully advises the Staff that in the “trial period” the customer does not have a right of return. During this period, to the extent that the customer experiences problems with the hardware, IBM is responsible for dealing with those issues and incurring such costs as are necessary. The trial period is therefore substantively similar to a 12-

month warranty extended by IBM to the customer. Accordingly, the Company does not believe that this aspect of the arrangement has any implications for the Company’s revenue recognition.

*        *        *

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-K/A. Please do not hesitate to contact the undersigned or Matthew D. Adler, Esq. of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4816, if you have any questions regarding the Form 10-K, the Form 10-K/A or this letter.

Sincerely,

/s/ Michael Wu
Michael Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporation Finance)
Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)
Ms. Susie Shan (AsiaInfo-Linkage, Inc.)
Mr. Matthew D. Adler (DLA Piper LLP (US))